June 8, 2015

VIA EDGAR

Mr. Craig D. Wilson, Sr. Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail stop 4561

Washington, D.C. 20549

Re:	Yahoo! Inc.
Form 10-Q for the Quarterly Period Ended March 31, 2015
Filed May 7, 2015
File No. 000-28018

Dear Mr. Wilson:

We received your letter dated May 26, 2015 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced report filed under the Securities Exchange Act of 1934. Our responses to your comments are set forth below. For the convenience of the Staff, the comments from the Letter are restated in italics prior to our responses. References to “we,” “our,” “Yahoo” and the “Company” refer to Yahoo! Inc. and its consolidated subsidiaries.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Condensed Consolidated Financial Statements (unaudited)

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 17 Search Agreement with Microsoft Corporation, page 29

1.	You disclose that pursuant to the Eleventh Amendment, the Revenue Share Rate increased to 93 percent, but that Microsoft now receives its 7 percent share before deduction of the Affiliate site’s share of revenue. Please describe for us the expected impacted on future revenues, clarifying whether you anticipate a potentially significant impact as a result of the revised terms.

We note the Staff’s comments and supplementally advise the Staff of the following:

We do not currently expect that the impact on future revenues from the change in the revenue share structure under our Search and Advertising Sales Agreement (“Search Agreement”) with Microsoft Corporation (“Microsoft”) will be material. The increase in Yahoo’s revenue share rate under the Search Agreement from 90 percent to 93 percent will increase Yahoo’s share of revenue on traffic from Yahoo Properties; however, Yahoo’s share of revenue from traffic on Affiliate sites will decrease as Microsoft will now receive its 7 percent share of revenue before the deduction of the Affiliate’s share of revenue. Although the net impact of these changes on future periods will depend on the amount of search revenue from Yahoo Properties as compared to Affiliate sites, including the amount of traffic acquisition costs (TAC) we are obligated to pay to Affiliates, we do not currently expect the net impact to be material.

We will continue to monitor our results of operations and will disclose in future filings any known trends or uncertainties related to the Search Agreement or otherwise that had or are reasonably expected to have a material impact on our revenues and the underlying reasons for, and significance of, those trends and uncertainties, if determinable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 38

2.	We note your response to prior comment one regarding revenues attributable to the Mozilla arrangement. You disclose that the increase in search revenues is attributable to increased revenue on Yahoo Properties primarily attributable to your agreement with Mozilla, as well as higher volume on mobile devices, partially offset by a decline in Affiliate revenue primarily in the Asia Pacific and EMEA regions. Please tell us what consideration was given to quantifying the revenue contribution associated with the Mozilla arrangement, as well as cost of revenues - TAC, to provide transparency in your disclosure and to highlight the significance of the arrangement to the quarterly fluctuation in revenues and TAC. Please refer to Item 303(b) of Regulation S-K, Section III.B of SEC Release 33-8350, and Section III.E of SEC Release 33-6835.

We note the Staff’s comments and supplementally advise the Staff of the following:

When preparing the discussion and analysis of results of operations included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MDA”), we analyze our results of operations based on the instructions and guidance in Item 303(b) of Regulation S-K, Section III.B of SEC Release 33-8350, and Section III.E of SEC Release 33-6835. The GAAP revenue and revenue ex-TAC generated from the Mozilla agreement did not have a material impact on our results of operations for the quarter ended March 31, 2015. Accordingly, we do not believe that quantitative disclosure of the revenue contribution associated with the Mozilla arrangement was required to be included in the MDA of our Form 10-Q by Item 303(b) of Regulation S-K or otherwise constituted material information for which disclosure was necessary to promote an understanding of our results of operations.

We do note for the Staff that in addition to the disclosure in our Form 10-Q referenced in the Staff’s comments, we also included disclosures in the MDA where relevant to explain the Mozilla agreement and the underlying reasons for changes in particular financial statement line items that were impacted by the Mozilla agreement. For example:

•	On page 32, we stated that revenue ex-TAC declined during the quarter “due to an increase in TAC primarily attributable to our agreement with Mozilla Corporation.”

•	On page 39, we disclosed that the 21 percent increase in Paid Clicks during the quarter was “primarily attributable to an increase in Paid Clicks on Yahoo Properties in the Americas region, attributable to our agreements with Mozilla and other partners.”

•	Also on page 39, we disclosed that the “decline in search revenue ex-TAC was primarily attributable to TAC growth associated with payments to distribution partners, including Mozilla . . . .”

•	On pages 40-41, in describing Cost of revenue – TAC, we explained that we “have an agreement to compensate Mozilla to make us the default search provider on certain of Mozilla’s products in the United States” and that we “record those payments as cost of revenue –TAC.” We then explained that the increase in TAC during the quarter was due to increased search and display TAC in the Americas region “associated with payments to distribution partners.”

We will continue to monitor the impact of the Mozilla agreement on our future results of operations and we will include disclosures in our future filings about the impact of the agreement as necessary to explain material changes in our results of operations or particular financial statement line items. In doing so, we will consider providing quantitative disclosure regarding the impact of the Mozilla agreement if we determine that doing so will provide useful or necessary information for investors that promotes an understanding of our results of operations.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 349-3300 with any questions or comments regarding this Letter.

Respectfully submitted,

Yahoo! Inc.

/s/ KEN GOLDMAN
By:	Ken Goldman
Title:	Chief Financial Officer

cc:	Joyce Sweeney, Staff Accountant, U.S. Securities and Exchange Commission
Aman S. Kothari, Senior Vice President, Global Controller
and Chief Accounting Officer, Yahoo! Inc.
Ronald S. Bell, General Counsel and Secretary, Yahoo! Inc.
Stephanie I. Splane, Senior Vice President, Corporate Legal Affairs,
Deputy General Counsel, Yahoo! Inc.
Robert Plesnarski, O’Melveny & Myers LLP